Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2015 and September 30, 2014

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended September 30,		Nine Months Ended September 30,
		2015	2014	2015	2014

Revenue	15	$56,452	$77,758	$198,767	$242,329
Cost of sales excluding depreciation and amortization	16	55,199	70,774	206,140	233,502
Depreciation and amortization		5,525	6,271	30,285	18,069
Mine operating (loss)/margin		(4,272)	713	(37,658)	(9,242)

Other expenses/(income)
Exploration expense		381	61	1,018	327
General and administrative		3,299	3,722	11,760	13,548
Finance expense, net	17	5,573	2,215	10,347	5,528
Other expense/(income)		57	(622)	(2,498)	(788)
(Gain)/loss on fair value of 5% Convertible Debentures	4	(4,911)	(5,743)	91	2,039
Gain on fair value of warrants	4	(145)	—	(145)	—
Impairment charges	21	—	—	34,396	—
(Loss)/income before tax		(8,526)	1,080	(92,627)	(29,896)
Income tax expense	7	—	(85)	—	—
Net (loss)/income		$(8,526)	$1,165	$(92,627)	$(29,896)
Net loss attributable to non-controlling interest		(1,694)	(1,428)	(11,165)	(4,972)
Net (loss)/income attributable to Golden Star shareholders		$(6,832)	$2,593	$(81,462)	$(24,924)

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	14	$(0.03)	$0.01	$(0.31)	$(0.10)
Weighted average shares outstanding-basic (millions)		259.7	259.4	259.6	259.3
Weighted average shares outstanding-diluted (millions)		259.7	261.2	259.6	259.3
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

OTHER COMPREHENSIVE (LOSS)/INCOME
Net (loss)/income	$(8,526)	$1,165	$(92,627)	$(29,896)
Comprehensive (loss)/income	(8,526)	1,165	(92,627)	(29,896)
Comprehensive loss attributable to non-controlling interest	(1,694)	(1,428)	(11,165)	(4,972)
Comprehensive (loss)/income attributable to Golden Star shareholders	$(6,832)	$2,593	$(81,462)	$(24,924)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	September 30, 2015	December 31, 2014

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$27,673	$39,352
Accounts receivable		7,222	14,832
Inventories	5	30,767	54,279
Prepaids and other		4,107	4,767
Total Current Assets		69,769	113,230
RESTRICTED CASH		6,461	2,041
MINING INTERESTS	6	143,984	142,782
Total Assets		$220,214	$258,053

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$131,491	$123,451
Current portion of rehabilitation provisions	9	7,087	4,562
Current portion of long term debt	11	7,243	17,181
Current portion of deferred revenue	10	12,568	—
Total Current Liabilities		158,389	145,194
LONG TERM DEBT	11	92,263	85,798
DEFERRED REVENUE	10	37,558	—
REHABILITATION PROVISIONS	9	77,702	81,254
Total Liabilities		365,912	312,246

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,555	695,266
CONTRIBUTED SURPLUS		32,365	31,532
DEFICIT		(807,085)	(725,623)
Total Golden Star (Deficit)/Equity		(79,165)	1,175
NON-CONTROLLING INTEREST		(66,533)	(55,368)
Total Equity		(145,698)	(54,193)
Total Liabilities and Shareholders' Equity		$220,214	$258,053
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2015	2014	2015	2014

OPERATING ACTIVITIES:
Net (loss)/income		$(8,526)	$1,165	$(92,627)	$(29,896)
Reconciliation of net (loss)/income to net cash used in operating activities:
Depreciation and amortization		5,533	6,278	30,312	18,107
Net realizable value adjustment on inventory		—	481	1,524	1,453
Impairment charges	21	—	—	34,396	—
Loss on retirement of asset		80	71	80	141
Share-based compensation	13	(229)	321	1,830	2,189
Deferred income tax expense	7	—	(85)	—	—
Loss/(gain) on fair value of 5% Convertible Debentures	4	(4,911)	(5,743)	91	2,039
Gain on fair value of warrants	4	(145)	—	(145)	—
Gain on deferral of other long term liabilities	11	—	—	(2,432)	—
Accretion of other long term liabilities		304	—	608	—
Accretion of rehabilitation provisions		440	436	1,321	1,309
Amortization of financing fees		806	62	930	186
Recognition of deferred revenue	10	(4,874)	—	(4,874)	—
Proceeds from Royal Gold stream		55,000	—	55,000	—
Reclamation expenditures		(275)	(1,608)	(2,348)	(3,146)
Other		20	477	46	477
Changes in accrued severance		(4,715)	—	4,705	—
Changes in other working capital	20	6,833	(2,764)	19,098	5,236
Net cash provided by/(used in) operating activities		45,341	(909)	47,515	(1,905)
INVESTING ACTIVITIES:
Additions to mining properties		(373)	(40)	(469)	(73)
Additions to plant and equipment		(237)	—	(1,111)	(499)
Additions to construction in progress		(16,498)	(5,912)	(40,073)	(23,864)
Capitalized interest		(681)	—	(1,672)	—
Change in accounts payable and deposits on mine equipment and material		3,542	2,526	2,727	(4,783)
Increase in restricted cash		(4,419)	—	(4,419)	—
Other investing activities		—	—	—	(5)
Net cash used in investing activities		(18,666)	(3,426)	(45,017)	(29,224)
FINANCING ACTIVITIES:
Principal payments on debt		(39,175)	(3,047)	(47,902)	(8,392)
Proceeds from debt agreements		—	—	15,000	10,000
Proceeds from Royal Gold loan, net		18,725	—	18,725	—
Net cash (used in)/provided by financing activities		(20,450)	(3,047)	(14,177)	1,608
Increase/(decrease) in cash and cash equivalents		6,225	(7,382)	(11,679)	(29,521)
Cash and cash equivalents, beginning of period		21,448	43,412	39,352	65,551
Cash and cash equivalents, end of period		$27,673	$36,030	$27,673	$36,030
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$(652,544)	$(45,006)	$26,702
Shares issued under options	384,113	360	(360)	—	—	—
Options granted net of forfeitures	—	—	1,748	—	—	1,748
DSU's granted	—	—	409	—	—	409
Net loss	—	—	—	(24,924)	(4,972)	(29,896)
Balance at September 30, 2014	259,490,083	$695,266	$31,143	$(677,468)	$(49,978)	$(1,037)

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$(725,623)	$(55,368)	$(54,193)
Shares issued under DSU's	407,012	289	(289)	—	—	—
Options granted net of forfeitures	—	—	538	—	—	538
DSU's granted	—	—	584	—	—	584
Net loss	—	—	—	(81,462)	(11,165)	(92,627)
Balance at September 30, 2015	259,897,095	$695,555	$32,365	$(807,085)	$(66,533)	$(145,698)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)

1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE MKT under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”) and the Prestea mining operations located near the town of Bogoso, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
At Bogoso, the Company processed both refractory and non-refractory ore. The Company has suspended the refractory operation in the third quarter of 2015 in conjunction with its business strategy to focus on lower cost mining opportunities.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on October 28, 2015.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.
IFRS 13 Fair value measurements provides clarification related to the portfolio exception. The adoption of this improvement did not result in any impact to the Company's financial statements.

IFRS 8 Operating segments amended to require (i) disclosure of judgements made by management in aggregating segments, and (ii) a reconciliation of segment assets to the entity's assets when segment assets are reported. The adoption of this amendment did not result in any impact to the Company's financial statements.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2015 and December 31, 2014:

		September 30, 2015		December 31, 2014
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$47,937	$47,937	$47,846	$47,846
Warrants	2	533	533	—	—
There were no non-recurring fair value measurements of financial instruments as at September 30, 2015.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended September 30, 2015, the warrants issued to Royal Gold, Inc. ("RGI") were added to the Level 2 fair value measurement hierarchy. During the nine months ended September 30, 2015, there were no transfers into or out of Level 1 or Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
5% Convertible Debentures
Risk free interest rate	0.6%	0.9%
Risk premium	34.0%	25.1%
Expected volatility	40.0%	40.0%
Remaining life (years)	1.7	2.4
The following table presents the changes in the Level 3 investments for the nine months ended September 30, 2015:

Fair value
Balance, December 31, 2014	$47,846
Loss in the period included in earnings	91
Balance, September 30, 2015	$47,937

If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related gain in the consolidated statement of operations would increase by $3.7 million for the nine months ended September 30, 2015. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	September 30, 2015	December 31, 2014
Stockpiled ore	$17,336	$21,035
In-process ore	3,469	8,093
Materials and supplies	9,962	25,151
Total	$30,767	$54,279
The cost of inventories expensed for the nine months ended September 30, 2015 and 2014 was $196.1 million and $221.4 million, respectively.
A total of $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory were written off in the nine months ended September 30, 2015 (See Note 21). $2.2 million of net realizable value adjustments were recorded for stockpiled and in-process ore in the nine months ended September 30, 2015 (September 30, 2014 - $2.0 million). For the nine months ended September 30, 2014, $1.0 million of materials and supplies inventories net realizable value adjustments were recorded due to obsolescence. There was no inventory written off during the three months ended September 30, 2015.
6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2014	$454,074	$713,471	$38,716	$1,206,261
Additions	1,111	469	40,073	41,653
Transfers	3,911	4,616	(8,527)	—
Capitalized interest	—	—	1,672	1,672
Disposals and other	(7,072)	—	—	(7,072)
As of September 30, 2015	$452,024	$718,556	$71,934	$1,242,514

Accumulated depreciation
As of December 31, 2014	$405,844	$648,329	$9,306	$1,063,479
Depreciation and amortization	17,344	15,309	—	32,653
Disposals and other	(6,336)	—	—	(6,336)
Impairment charges (Note 20)	4,544	4,190	—	8,734
As of September 30, 2015	$421,396	$667,828	$9,306	$1,098,530

Carrying amount
As of December 31, 2014	$48,230	$65,142	$29,410	$142,782
As of September 30, 2015	$30,628	$50,728	$62,628	$143,984
As at September 30, 2015, equipment under finance leases had net carrying amounts of $2.2 million. The total minimum lease payments are disclosed in Note 11 - Debt.

No depreciation is charged to construction in progress assets. Accumulated depreciation of construction in progress assets represents impairment charges taken on these assets in previous years.
7. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. In September 2015, a new tax legislation was enacted in Ghana. The Company is in the process of assessing the impact, if any, of this new tax law.
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2015	December 31, 2014
Trade and other payables	$85,096	$79,528
Accrued liabilities	36,285	38,201
Payroll related liabilities	5,405	4,954
Accrued severance	4,705	768
Total	$131,491	$123,451
During the nine months ended September 30, 2015, certain payables have been reclassified to other long-term liabilities (See Note 11).
In the second quarter of 2015, the Company recorded accrued severance of $13.0 million relating to the suspension of the Bogoso refractory operation in the third quarter of 2015, $8.6 million of this amount has been paid by September 30, 2015. The Company also expensed $1.8 million of severance at the Wassa operation, $0.3 million of this amount remain outstanding to be paid at September 30, 2015.
9. REHABILITATION PROVISIONS
At September 30, 2015, the total undiscounted amount of the estimated future cash needs was estimated to be $89.0 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
Beginning balance	$85,816	$86,310
Accretion of rehabilitation provisions	1,321	1,746
Changes in estimates	—	1,314
Cost of reclamation work performed	(2,348)	(3,554)
Balance at the end of the period	$84,789	$85,816

Current portion	$7,087	$4,562
Long term portion	77,702	81,254
Total	$84,789	$85,816

10. DEFERRED REVENUE
On July 28, 2015, the Company completed the previously announced gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of RGI. RGLD will make cumulative payments of $130 million to the Company in stages. The Company has received advanced payments of $55 million and the balance will be advanced in quarterly payments, as the Wassa and Prestea development projects progress on satisfaction of certain requirements. Under the Streaming Agreement, Golden Star will initially deliver 8.5% of Bogoso/Prestea and Wassa ("the Mines") production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered. A further 5% of the Mines production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered. Thereafter, 3% of the Mines production at a cash purchase price of 30% of spot gold will be delivered in perpetuity. The economic effective date of delivery is April 1, 2015. Delivery of the 8.5% production from April 1, 2015 to July 28, 2015, the commencement of funding date, are payable in three equal installments on the 30th, 60th and 90th day after the commencement of funding date. As of September 30, 2015, we have delivered 3,939 ounces relating to production from April 1, 2015 to July 28, 2015.
Deferred revenue consists of payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement. As deliveries are made, the Company will record a portion of the deferred revenue as sales, on a unit of production basis over the volume of gold expected to be delivered during the term of the streaming arrangement. The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered under the Stream Arrangement over the life of the arrangement. This estimate is re-evaluated at each reporting period with any resulting changes in estimate reflected prospectively.
The Streaming Agreement has been recorded as a contract for the future delivery of gold ounces at the contracted price. The upfront payments are accounted for as prepayments of yet-to-be delivered ounces under the contract and are recorded as deferred revenue. The initial term of the contract is 40 years and the deposit bears no interest.
Significant judgment is required in determining the appropriate accounting for the RGLD Streaming Agreement that has been entered into. Management has determined that based on the agreements reached that RGLD assumes significant business risk associated with the timing and amount of ounces of gold being delivered. As such, the deposits received from RGLD have been recorded as deferred revenue liabilities in the condensed interim consolidated balance sheets. If judgment was altered and it was determined that Golden Star assumed the significant business risks associated with delivering the gold ounces, then the deposits would be classified as financial liabilities and would be recorded in the condensed interim consolidated balance sheets at fair value.
During the three months ended September 30, 2015, the Company sold 6,335 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the three months ended September 30, 2015 consisted of $1.4 million cash proceeds and $4.9 million deferred revenue from upfront payments received to date (see Note 15).

Nine Months Ended September 30, 2015
Beginning balance	$—
Deposits received	55,000
Revenue earned on ounces delivered	(4,874)
Balance at the end of the period	$50,126

Current portion	$12,568
Long term portion	37,558
Total	$50,126

11. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	September 30, 2015	December 31, 2014
Current debt:
Equipment financing credit facility	$3,209	$4,512
Finance leases	1,001	983
Ecobank Loan I	—	11,686
Ecobank Loan II	2,500	—
Warrants	533	—
Total current debt	$7,243	$17,181
Long term debt:
Equipment financing credit facility	$1,764	$3,833
Finance leases	2,156	2,880
Ecobank Loan I	—	31,239
Ecobank Loan II	11,906	—
5% Convertible Debentures at fair value (see Note 4)	47,937	47,846
Royal Gold loan	18,046	—
Other long term liabilities	10,454	—
Total long term debt	$92,263	$85,798
Royal Gold loan
In July 2015, the Company through its subsidiary Caystar Finance Co. closed a $20 million term loan with RGI and subsequently drew down $20 million of the facility. The loan has a term of 4 years and is secured by, among other things, assets of Wassa and Bogoso/Prestea. Interest is payable based on the average daily London Bullion Market Association (“LBMA”) gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. Interest payments are to be made on the last business day of each fiscal quarter, commencing in the quarter which the funding occurred.  For the quarter ended September 30, 2015, interest was paid at a rate of 7% with a total of $0.2 million paid during the three months ended September 30, 2015. The fair value of the loan is net of initial valuation of the warrants issued to RGI and financing fees incurred.
Warrants
As part of the term loan transaction with RGI, 5,000,000 warrants to purchase Golden Star shares were issued to RGI. In addition to exercising the warrants for Golden Star common shares, the holder of the warrants has an option to request a cashless exercise. As a result, the warrants have been classified as financial liability instrument and are recorded at fair value at each reporting period using the Black-Scholes model. Warrant pricing models require the input of certain assumptions including price volatility and expected life. Changes in these assumptions could affect the reported fair value of the warrants. The warrants have a $0.27 exercise price and expire on the fourth year anniversary of the date of issuance.
Other long term liabilities
During the nine months ended September 30, 2015, the Company reached an agreement with Volta River Authority, the electricity provider in Ghana, on a mutually acceptable repayment plan. The plan includes a deferral of $12.3 million to 2016 and 2017 which has been reclassified from accounts payable to other long term liabilities, net of a $2.4 million gain on deferral of other long term liabilities and $0.6 million of accretion thereof in the nine months ended September 30, 2015.
Ecobank Loan II
During the nine months ended September 30, 2015, the Company drew down $15.0 million on the Ecobank loan II. The Ecobank loan II has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa’s existing plant, machinery and equipment. The interest rate on the loan is three month LIBOR plus 11% per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has until the second quarter of 2016 to make further draw downs on the remaining $10.0 million available under the loan.

Ecobank Loan I
During the nine months ended September 30, 2015, the Company retired the remaining $38.0 million outstanding on the Ecobank loan I with funds received from RGI and RGLD.
Schedule of payments on outstanding debt as of September 30, 2015:

	Three months ending December 31, 2015	2016	2017	2018	2019	2020	Maturity
Equipment financing loans
Principal	$1,140	$2,761	$931	$141	$—	$—	2013 to 2018
Interest	78	180	34	4	—	—

Finance leases
Principal	277	1,016	1,088	776	—	—	2018
Interest	54	172	100	24	—	—

Ecobank Loan II
Principal	—	3,333	3,333	3,333	3,333	1,668	2020
Interest	428	1,577	1,191	810	429	72

5% Convertible Debentures
Principal	—	—	77,490	—	—	—	June 1, 2017
Interest	1,938	3,875	1,937	—	—	—

Royal Gold loan
Principal	—	—	—	—	20,000	—	2019
Interest [1]	359	1,437	1,437	1,437	839	—

Other long term liabilities	—	3,648	8,630	—	—	—

Total principal	$1,417	$10,758	$91,472	$4,250	$23,333	$1,668
Total interest	2,857	7,241	4,699	2,275	1,268	72
	$4,274	$17,999	$96,171	$6,525	$24,601	$1,740
1 Interest payments estimated based on $1,150 per ounce gold price.
12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $4.0 million, all of which are expected to be incurred within the next three months.
13. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Share-based compensation	$(229)	$321	$1,830	$2,189

Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2015 and 2014 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2015	2014
Expected volatility	68.98%	77.85%
Risk-free interest rate	1.30%	1.43%
Expected lives	5.59 years	6.01 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the nine months ended September 30, 2015 was $0.23 (nine months ended September 30, 2014 - $0.57). As at September 30, 2015, there was $0.5 million of share-based compensation expense (September 30, 2014 - $1.1 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Company's Stock Option Plan during the nine months ended September 30, 2015 are as follows:

	Options (‘000)	Weighted– Average Exercise price	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2014	14,935	2.01	5.7
Granted	3,421	0.30	9.4
Forfeited	(2,004)	2.16	4.7
Expired	(105)	4.58	—
Outstanding as of September 30, 2015	16,247	1.63	5.9

Exercisable as of December 31, 2014	10,808	2.33	5.0
Exercisable as of September 30, 2015	12,181	2.00	4.9
Share Bonus Plan
There were no bonus shares issued during the nine months ended September 30, 2015.
Deferred share units ("DSUs")
For the nine months ended September 30, 2015, the DSUs that were granted vested immediately and a compensation expense of $0.6 million was recognized for these grants (nine months ended September 30, 2014 - $0.4 million). As of September 30, 2015, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014
Number of DSUs, beginning of period ('000)	1,962	1,382
Grants	2,449	738
Exercises	(407)	(384)
Number of DSUs, end of period ('000)	4,004	1,736
Share appreciation rights ("SARs")
As of September 30, 2015, there was approximately $0.2 million of total unrecognized compensation cost related to unvested SARs (September 30, 2014 - $0.8 million). For the nine months ended September 30, 2015, the Company recognized an expense of $nil related to these cash settled awards (nine months ended September 30, 2014 - $nil).

A summary of the SARs activity during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014
Number of SARs, beginning of period ('000)	3,220	3,027
Grants	700	460
Forfeited	(624)	(217)
Number of SARs, end of period ('000)	3,296	3,270
Performance share units ("PSUs")
For the nine months ended September 30, 2015, the Company recognized an expense of $0.7 million (nine months ended September 30, 2014 - nil).
A summary of the PSU activity during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014
Number of PSUs, beginning of period ('000)	2,346	—
Grants	8,010	2,648
Forfeited	(738)	(302)
Number of PSUs, end of period ('000)	9,618	2,346
14. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss)/income attributable to Golden Star shareholders	$(6,832)	$2,593	$(81,462)	$(24,924)

Weighted average number of basic and diluted shares (millions)	259.7	259.4	259.6	259.3
Dilutive securities:
Deferred stock units	—	1.8	—	—
Weighted average number of diluted shares (millions)	259.7	261.2	259.6	259.3

Net (loss)/income per share attributable to Golden Star shareholders:
Basic	$(0.03)	$0.01	$(0.31)	$(0.10)
Diluted	$(0.03)	$0.01	$(0.31)	$(0.10)
15. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenue - Stream arrangement
Cash proceeds	$1,431	$—	$1,431	$—
Deferred revenue recognized	4,874	—	4,874	—
	6,305	—	6,305	—
Revenue - Spot sales	50,147	77,758	192,462	242,329
Total Revenue	$56,452	$77,758	$198,767	$242,329

16. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Mine operating expenses	$54,352	$67,679	$183,361	$224,582
Severance charges	1,013	2,028	14,857	2,028
Operating costs to metal inventory	(3,077)	(3,305)	(3,634)	(6,688)
Inventory net realizable value adjustment	—	481	1,524	1,453
Royalties	2,911	3,891	10,032	12,127
	$55,199	$70,774	$206,140	$233,502

17. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest income	$(4)	$(7)	$(21)	$(19)
Interest expense	3,304	2,114	7,495	6,330
Net foreign exchange loss/(gain)	1,833	(328)	1,552	(2,092)
Accretion of rehabilitation provision	440	436	1,321	1,309
	$5,573	$2,215	$10,347	$5,528
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the nine months ended September 30, 2015 and 2014 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Salaries, wages, and other benefits	$508	$534	$1,902	$1,729
Bonus	327	—	983	868
Share-based compensation	97	199	664	950
	$932	$733	$3,549	$3,547

19. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended September 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2015
Revenue	$31,702	$24,750	$—	$—	$56,452
Mine operating expenses	23,389	30,963	—	—	54,352
Severance charges	1,013	—	—	—	1,013
Operating costs to metal inventory	(1,178)	(1,899)	—	—	(3,077)
Inventory net realizable value adjustment	—	—	—	—	—
Royalties	1,617	1,294	—	—	2,911
Cost of sales excluding depreciation and amortization	24,841	30,358	—	—	55,199
Depreciation and amortization	3,713	1,812	—	—	5,525
Mine operating margin/(loss)	3,148	(7,420)	—	—	(4,272)
Impairment charges	—	—	—	—	—
Net income/(loss) attributable to non-controlling interest	192	(1,886)	—	—	(1,694)
Net income/(loss) attributable to Golden Star	$804	$(8,536)	$(1,342)	$2,242	$(6,832)

Capital expenditures	$8,506	$9,283	$—	$—	$17,789

2014
Revenue	$28,936	$48,822	$—	$—	$77,758
Mine operating expenses	24,672	43,007	—	—	67,679
Severance charges	—	2,028	—	—	2,028
Operating costs to metal inventory	(324)	(2,981)	—	—	(3,305)
Inventory net realizable value adjustment	481	—	—	—	481
Royalties	1,449	2,442	—	—	3,891
Cost of sales excluding depreciation and amortization	26,278	44,496	—	—	70,774
Depreciation and amortization	3,015	3,256	—	—	6,271
Mine operating (loss)/margin	(357)	1,070	—	—	713
Net loss attributable to non-controlling interest	(662)	(766)	—	—	(1,428)
Net (loss)/income attributable to Golden Star	$(3,108)	$3,404	$(32)	$2,329	$2,593

Capital expenditures	$3,751	$2,201	$—	$—	$5,952

Nine Months Ended September 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2015
Revenue	$89,429	$109,338	$—	$—	$198,767
Mine operating expenses	72,620	110,741	—	—	183,361
Severance charges	1,816	13,041	—	—	14,857
Operating costs to metal inventory	(1,655)	(1,979)	—	—	(3,634)
Inventory net realizable value adjustment	1,524	—	—	—	1,524
Royalties	4,506	5,526	—	—	10,032
Cost of sales excluding depreciation and amortization	78,811	127,329	—	—	206,140
Depreciation and amortization	10,454	19,831	—	—	30,285
Mine operating margin/(loss)	164	(37,822)	—	—	(37,658)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(1,093)	(10,072)	—	—	(11,165)
Net loss attributable to Golden Star	$(6,397)	$(61,469)	$(1,788)	$(11,808)	$(81,462)

Capital expenditures	$25,911	$17,414	$—	$—	$43,325

2014
Revenue	$111,755	$130,574	$—	$—	$242,329
Mine operating expenses	88,108	136,474	—	—	224,582
Severance charges	—	2,028	—	—	2,028
Operating costs to metal inventory	(2,019)	(4,669)	—	—	(6,688)
Inventory net realizable value adjustment	800	653	—	—	1,453
Royalties	5,594	6,533	—	—	12,127
Cost of sales excluding depreciation and amortization	92,483	141,019	—	—	233,502
Depreciation and amortization	10,180	7,889	—	—	18,069
Mine operating margin/(loss)	9,092	(18,334)	—	—	(9,242)
Income tax expense	—	—	—	—	—
Net loss attributable to non-controlling interest	(767)	(4,205)	—	—	(4,972)
Net loss attributable to Golden Star	$(519)	$(8,073)	$(275)	$(16,057)	$(24,924)

Capital expenditures	$10,465	$13,971	$—	$—	$24,436

	Wassa	Bogoso/Prestea	Other	Corporate	Total
September 30, 2015
Total assets	$131,859	$72,210	$12,163	$3,982	$220,214

December 31, 2014
Total assets	$130,010	$115,497	$834	$11,712	$258,053
20. SUPPLEMENTAL CASH FLOW INFORMATION
During the nine months ended September 30, 2015, there was no payment of income taxes (nine months ended September 30, 2014 - $7.3 million). The Company paid $5.2 million of interest during the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $4.9 million).

Changes in working capital for the nine months ended September 30, 2015 and 2014 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Decrease/(increase) in accounts receivable	$2,986	$(1,605)	$7,610	$(4,169)
Increase in inventories	(2,657)	(3,430)	(1,333)	(2,508)
Decrease in prepaids and other	466	34	105	1,775
Increase in accounts payable and accrued liabilities	6,038	3,319	12,716	17,390
Decrease in current tax liability	—	(1,082)	—	(7,252)
Total changes in working capital	$6,833	$(2,764)	$19,098	$5,236
21. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges recognized for Bogoso refractory assets:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Mining interests	—	—	8,734	—
Materials and supplies inventories	—	—	12,887	—
Refractory ore inventory	—	—	12,775	—
	$—	$—	$34,396	$—
Mining Interests
The recoverable amounts of the Company's cash generating units ("CGUs") are determined where facts and circumstances provide indicators of impairment. The recoverable amounts of the CGUs are determined based on each CGU's future cash flows based on the latest feasibility studies and life-of-mine cash flow projections. The estimated cash flows incorporate management's best estimate of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, future capital expenditures, and foreign exchange rates. The gold price assumption used is based on a short-term gold price of $1,150 per ounce. Projected cash flows are then discounted using a weighted average cost of capital which includes estimates for risk-free interest rates, market return on equity, share volatility, debt-to-equity ratios and risks specific to the CGUs. Management's estimates of the recoverable amounts are classified as Level 3 in the fair value hierarchy.
At June 30, 2015, the Company assessed and concluded that the forecasted mine operating loss for the Bogoso refractory operation prior to the planned suspension in the third quarter of 2015 was an indicator of potential impairment for the Bogoso refractory assets. As a result, the Company assessed the recoverable amounts of these Bogoso refractory assets.
An impairment charge of $8.7 million ($8.7 million, net of tax) was recorded against Bogoso's refractory assets at June 30, 2015. The impairment charge comprised of $4.2 million related to mine property and $4.5 million related to property, plant and equipment. These impairment charges represent the excess of carrying values over the total recoverable amount calculated on a value-in-use basis of the Bogoso refractory assets.
Sensitivities
The projected cash flows are significantly affected by changes in assumptions including future capital expenditures and production cost estimates.
For the impairment charge recorded at June 30, 2015, a 10% change to the gold price assumption would not have had any impact to the impairment charge recognized on the Bogoso refractory assets.
Inventory write-off
As the Bogoso refractory operation was expected to be suspended in the third quarter of 2015, $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory at the Bogoso refractory operation were written off based on a review of the inventory turnover and the expected inventory usage and recovery of ounces in ore prior to the suspension of the refractory operation.